EXHIBIT 12

LEGGETT AND PLATT, INCORPORATED AND SUBSIDIARIES

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

(Amounts in millions of dollars)

	Nine Months Ended		Twelve Months Ended December 31,
	9/30/06	9/30/05	2005	2004	2003	2002	2001
Earnings
Income from continuing operations before income tax	$329.0	$303.5	$356.2	$422.6	$315.1	$363.5	$297.3
Interest expense (excluding amount capitalized)	40.9	33.9	46.7	45.9	46.9	42.1	58.8
Portion of rental expense under operating leases representative of an interest factor	12.1	11.5	14.0	13.3	12.5	11.2	10.6

Total earnings	$382.0	$348.9	$416.9	$481.8	$374.5	$416.8	$366.7

Fixed charges
Interest expense (including amount capitalized)	$42.0	$34.9	$48.3	$46.9	$48.0	$43.3	$60.2
Portion of rental expense under operating leases representative of an interest factor	12.1	11.5	14.0	13.3	12.5	11.2	10.6

Total fixed charges	$54.1	$46.4	$62.3	$60.2	$60.5	$54.5	$70.8

Ratio of earnings to fixed charges	7.1	7.5	6.7	8.0	6.2	7.6	5.2

Earnings consist principally of income from continuing operations before income taxes, plus fixed charges. Fixed charges consist principally of interest costs.